Exhibit 99.1

Azure Power Global Limited to hold Special Meeting on March 20, 2024

Gurugram, February 9, 2024 -- Azure Power Global Limited (the “Company” or “Azure”), an independent sustainable energy solutions provider and renewable power producer in India, today announced that it will hold its Special Meeting of shareholders at 03:00 PM (India Standard Time) on March 20, 2024 at its Gurugram office.

The Company will propose at the Special Meeting (i) to adopt the Annual Report of the Company for the year ended March 31, 2022, along with the Report of the Board of Directors and the Report of the Auditors, and the corresponding Form 20-F filed with US SEC and (ii) to transact such other business as may properly come before the Special Meeting of Shareholders or any adjournment or postponement thereof.

Only holders of the Company’s equity shares on record on the close of business on February 20, 2024 (Eastern Standard Time) (the “Record Date”) are entitled to receive notice and vote at the Special Meeting or any adjournment. All shareholders are cordially invited to attend the Special Meeting. Shareholders eligible to vote are entitled to appoint a proxy to attend and act for and on behalf of them at the meeting.

A notice of the Special Meeting describing the matters to be considered at the meeting will be available on Azure website at www.azurepower.com.

About Azure

Azure is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure developed India’s first utility scale solar project in 2009, and since then it has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure, visit: www.azurepower.com.

Exhibit 99.1

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the bringing of a fresh perspective and valuable guidance, driving growth and success, driving the Company forward, and achieving Company goals. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “outlook” and similar expressions are used to identify forward-looking statements. These statements are based on current expectations and beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements in this press release. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements.

For more information:

Investor Contact

ir@azurepower.com